As filed with the Securities and Exchange Commission on April 17, 2008

Registration No. 333-148084

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

VERASUN ENERGY CORPORATION

(Exact name of Registrant as specified in its charter)

South Dakota	20-3430241
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 22nd Avenue

Brookings, South Dakota 57006

(605) 696-7200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Donald L. Endres

Chief Executive Officer

VeraSun Energy Corporation

100 22nd Avenue

Brookings, South Dakota 57006

(605) 696-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gregory S. Schicht Senior Vice President, General Counsel and Secretary VeraSun Energy Corporation 100 22nd Avenue Brookings, South Dakota 57006 Phone: (605) 696-7200 Fax: (605) 696-7250	David B. Miller Faegre & Benson LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402-3901 Phone: (612) 766-7000 Fax: (612) 766-1600

Approximate date of commencement of proposed sale to public:  From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☐        Accelerated Filer  ☒        Non-Accelerated Filer  ☐        Smaller Reporting Company  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee*
Common Stock, $.01 par value	8,579,283	$13.28	$183,282,379.52	$5,626.77

(1)	At the time of the initial filing on December 14, 2007, the amount to be registered was 13,801,384 shares. Subsequent to that time, the Registrant has been advised that the selling shareholders named in the Registration Statement sold 5,222,101 shares pursuant to Rule 144 of the Securities Act of 1933, which shares the Registrant hereby withdraws from the amount to be registered.
(2)	Estimated solely for the purpose of calculating the registration fee and based on amount to be registered as set forth in the Registrant’s initial filing. The estimate is made pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based on $13.28, which represents the average of the high and low sales prices of the Registrant’s common stock on December 12, 2007 as reported on the New York Stock Exchange.
*	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL     , 2008

PROSPECTUS

8,579,283 Shares

Common Stock

This prospectus relates to 8,579,283 shares of common stock of VeraSun Energy Corporation, which may be offered for sale from time to time by the selling shareholders named under “Selling Shareholders.” Such shares were issued to the security holders of ASAlliances Biofuels, LLC in a private placement in connection with our acquisition of ASA OpCo Holdings, LLC.

All of the proceeds from the sale of the shares covered by this prospectus will be received by the selling shareholders. We will not receive any proceeds from the sale of these shares.

Our common stock is listed on the New York Stock Exchange under the symbol “VSE.” On April 16, 2008, the last reported sale price of our common stock was $7.20 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. See the “ Risk Factors” beginning on page 4 for factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April     , 2008.

You should rely only on the information provided in this prospectus, including the information incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of these documents.

We have not taken any action to permit a public offering of the shares of common stock covered by this prospectus outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Unless the context indicates otherwise, all references in this prospectus to “VeraSun,” the “company,” the “registrant,” “our,” “us” and “we” refer to VeraSun Energy Corporation and its subsidiaries as a combined entity.

i

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data and forecasts used throughout this prospectus from our own research, internal surveys or studies conducted by third parties, independent industry or general publications and other publicly available information. Independent industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified such data, and we do not make any representations as to the accuracy of such information. Forecasts are particularly likely to be inaccurate, especially over long periods of time. Similarly, we believe our internal research is reliable, but it has not been verified by any independent sources

FORWARD LOOKING STATEMENTS

This prospectus, including the documents we have incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. In particular, statements that we make under the headings “Summary” and “Risk Factors” regarding future events and developments and our future performance, including the effects of market corn prices, extraction of corn oil from distillers grains, the expected completion of our facilities currently under construction, expectations concerning our merger with US BioEnergy Corporation (“US BioEnergy”) and expectations concerning our ability to finance our growth plans, as well as other statements of management’s expectations, anticipations, beliefs, plans, intentions, targets, estimates, or projections and similar expressions relating to the future, are forward-looking statements within the meaning of these laws. These statements are based on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward-looking statements are not guarantees of our future performance and are subject to risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by any forward-looking statements. We disclaim any duty to update any forward-looking statements.

Some of the factors that may cause actual results, developments and business decisions to differ materially from those contemplated by any forward-looking statements include the risk factors discussed under the heading “Risk Factors” and the following:

•	our ability to achieve the expected benefits from our recent merger with US BioEnergy;

•	the volatility and uncertainty of corn, natural gas, ethanol, unleaded gasoline and other commodities prices;

•	the results of our hedging transactions and other risk mitigation strategies;

•	operational disruptions at our facilities;

•	the effects of vigorous competition and excess capacity in the industries in which we operate;

•	the costs and business risks associated with developing new products and entering new markets;

•	our ability to locate and integrate potential future acquisitions;

•	our ability to develop a corn oil extraction business;

•	the development of infrastructure related to the sale and distribution of ethanol;

•	the effects of other mergers and consolidations in the biofuels industry and unexpected announcements or developments from others in the biofuels industry;

•	the uncertainties related to our acquisitions of US BioEnergy, ASA OpCo Holdings, LLC and other businesses;

ii

•	the impact of new, emerging and competing technologies on our business;

•	the possibility of one or more of the markets in which we compete being impacted by political, legal and regulatory changes or other external factors over which they have no control;

•	changes in or elimination of governmental laws, tariffs, trade or other controls or enforcement practices;

•	our reliance on key management personnel;

•	limitations and restrictions contained in the instruments and agreements governing our indebtedness;

•	our ability to raise additional capital and secure additional financing;

•	our ability to implement additional financial and management controls, reporting systems and procedures and continue to comply with Section 404 of the Sarbanes-Oxley Act, as amended; and

•	other factors described elsewhere in this prospectus.

iii

SUMMARY

The following summary contains basic information about the company and this offering. It does not contain all of the information that you should consider in making your investment decision. You should read and consider carefully all of the information in this prospectus, including the information set forth under “Risk Factors,” as well as the more detailed financial information, including the consolidated financial statements and related notes thereto, appearing elsewhere or incorporated by reference in this prospectus, before making an investment decision.

Overview

VeraSun is one of the largest ethanol producers in the United States based on production capacity, according to the Renewable Fuels Association (“RFA”). We focus primarily on the production and sale of ethanol and its co-products. This focus has enabled us to significantly grow our ethanol production capacity and to work with automakers, fuel distributors, trade associations and consumers to increase the demand for ethanol. As an industry leader, we play an active role in developments within the renewable fuels industry.

Ethanol is a type of alcohol produced in the U.S. principally from corn. Ethanol is primarily used as a blend component in the U.S. gasoline fuel market, which approximated 142 billion gallons in 2007 according to the Energy Information Administration (“EIA”). Refiners and marketers historically have blended ethanol with gasoline to increase octane and reduce tailpipe emissions. The ethanol industry has grown significantly over the last few years, expanding production capacity at a compounded annual growth rate of approximately 22% from 2000 to 2007. We believe the ethanol market will continue to grow as a result of ethanol’s cleaner burning characteristics, a shortage of domestic petroleum refining capacity, geopolitical concerns, and federally mandated renewable fuel usage. We also believe that E85, a fuel blend composed of 85% ethanol, may become increasingly important as an alternative to unleaded gasoline.

On August 17, 2007, we acquired all of the equity interests in ASA OpCo Holdings, LLC (“ASA Holdings”) from ASAlliances Biofuels, LLC (“ASAlliances”). Through this transaction, which we refer to as the “ASA Acquisition”, we acquired ethanol production facilities in Linden, Indiana, Albion, Nebraska and Bloomingburg, Ohio. Under a Unit Purchase Agreement, we purchased all of the equity interests in ASA Holdings from ASAlliances for an aggregate purchase price of $683,997,000. Of this amount, we issued 13,801,384 shares of our common stock valued at $194,323,000 and paid $250,000,000 of cash to the seller at closing and $6,310,000 for transaction fees and expenses. The balance of the purchase price consisted of $233,364,000 of indebtedness owed by ASA Holdings and its subsidiaries, ASA Albion, LLC, ASA Bloomingburg, LLC and ASA Linden, LLC, which remained outstanding after the closing under a Credit Agreement, dated February 6, 2006 among ASA Holdings, ASA Albion, LLC, ASA Bloomingburg, LLC and ASA Linden, LLC, as borrowers, and WestLB AG, New York branch, as administrative agent for the lenders and the lenders named therein. We completed our acquisition of US BioEnergy effective April 1, 2008. See “—US BioEnergy Merger” below.

As of April 1, 2008, we own and operate eleven ethanol production facilities in the U.S., with a combined ethanol production capacity of more than one billion gallons per year, or “BGY.” As of April 1, 2008, our ethanol production capacity represented approximately 13% of the total ethanol production capacity in the U.S., according to the RFA and company estimates.

Our facilities are designed to operate on a continuous basis and use current dry-milling technology, a production process that results in increased ethanol yield and reduced capital costs compared to wet-milling facilities. In addition to producing ethanol, we produce and sell wet and dry distillers grains as ethanol co-products, which serve to partially offset our corn costs.

We have five additional ethanol production facilities under construction with a combined annual production capacity of 550 million gallons per year, or “MMGY.” These facilities are located in: Hankinson, North Dakota, Hartley, Iowa and Welcome, Minnesota, which are expected to begin production during the second quarter of 2008; Dyersville, Iowa, which is expected to begin production during the third quarter of 2008; and Janesville, Minnesota which is expected to begin production during the fourth quarter of 2008. Upon completion of these facilities, we will have production capacity of approximately 1.6 BGY. We also broke ground for a facility in Reynolds, Indiana in April 2007. However, in October 2007, we suspended construction there due to market conditions. We expect to resume construction at Reynolds in 2008, depending on the return of more favorable market conditions.

US BioEnergy Merger

We completed our acquisition of US BioEnergy effective April 1, 2008, which we refer to as the “US BioEnergy Merger”. We issued approximately 64.8 million shares of our common stock in the merger, representing approximately 40% of the common stock outstanding immediately after the merger, and assumed stock option awards under which up to approximately 1.8 million shares of our common stock will be issuable upon the future exercise of stock options.

At the date of the acquisition, US BioEnergy owned and operated five ethanol plants with total ethanol production capacity of 420 MMGY and is constructing three additional ethanol plants with expected total ethanol production capacity of 330 MMGY. US BioEnergy’s primary products are ethanol and distillers grains, which it derives from corn.

Upon completion of the merger with US BioEnergy, our board of directors is composed of nine individuals, five of whom have been designated by VeraSun (Donald L. Endres, D. Duane Gilliam, T. Jack Huggins III, Steven T. Kirby and Paul A. Schock) and four of whom were designated by US BioEnergy (James E. Dauwalter, Jay D. Debertin, Gordon W. Ommen and Mark A. Ruelle).

In addition, Donald L. Endres serves as our chief executive officer and Gordon W. Ommen serves as non-executive chairman of our board of directors. Our new executive management team includes Danny C. Herron, President and Chief Financial Officer, William L. Honnef, Senior Vice President of Strategic Initiatives, Gregory Schlicht, Senior Vice President and General Counsel, Barry Schaps, Senior Vice President, Logistics, Paul Caudill, Senior Vice President, Operations and Bob Antoine, Senior Vice President, Human Resources.

OFFERING

Issuer	VeraSun Energy Corporation

Common stock offered by the selling shareholders	8,579,283

Use of Proceeds	The proceeds from the sale of the securities covered by this prospectus will be received by the selling shareholders. We will not receive any of the proceeds from any sale by any selling shareholder of the securities covered by this prospectus. See “Use of Proceeds.”

Listing of common stock	Our common stock is listed on the New York Stock Exchange under the symbol “VSE.”

RISK FACTORS

An investment in our common stock involves certain risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In addition, please read “Forward-Looking Statements” where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus. The risks below should be considered along with the other information included or incorporated by reference into this prospectus, including our Annual Report on Form 10-K for the year ended December 31, 2007. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Risks Relating to Our Business and Operations

Our results of operations, financial position and business will be highly dependent on commodity prices, which are subject to significant volatility and uncertainty, and the availability of supplies, so our results could fluctuate substantially.

Our results are substantially dependent on commodity prices, especially prices for corn, natural gas, ethanol and unleaded gasoline. As a result of the volatility of the prices for these items, our results may fluctuate substantially and we may experience periods of declining prices for our products and increasing costs for our raw materials, which could result in operating losses. Although we may attempt to offset a portion of the effects of fluctuations in prices by entering into forward contracts to supply ethanol or purchase corn, natural gas or other items or by engaging in transactions involving exchange-traded futures contracts, the amount and duration of these hedging and other risk mitigation activities may vary substantially over time and these activities also involve substantial risks. See “We engage in hedging transactions and other risk mitigation strategies that could harm our results of operations.”

Our business is highly sensitive to corn prices and we generally cannot pass on increases in corn prices to our customers.

Corn is the principal raw material used to produce ethanol and dry and wet distillers grains. As a result, changes in the price of corn can significantly affect our business. Rising corn prices result in higher cost of ethanol and distillers grains. Because ethanol competes with non-corn-based fuels, we generally are unable to pass along increased corn costs to our customers. At certain levels, corn prices may make ethanol uneconomical to use in fuel markets. Corn costs constituted approximately 60.4% of our cost of goods sold before taking into account our co-product sales for the year ended December 31, 2007, compared to 49.5% for the year ended December 31, 2006. Over the ten-year period from 1998 through 2007, corn prices (based on the Chicago Board of Trade (the “CBOT”) daily futures data) have ranged from a low of $1.75 per bushel on August 11, 2000 to a high of $4.55 per bushel on December 31, 2007, with prices averaging $2.42 per bushel during this period.

The biofuels industry has experienced significantly higher corn prices commencing in the fourth quarter of 2006, which have remained in 2007 and into 2008 at substantially higher levels than in 2006. In the year ended December 31, 2007, CBOT corn prices have ranged from a low of $3.10 per bushel to a high of $4.55 per bushel, with prices averaging $3.73 per bushel. At April 1, 2008, the CBOT price per bushel of corn for May delivery was $5.84. These higher corn prices have had, and if they continue they will have, a material adverse effect on our business, results of operations and financial position.

The price of corn is influenced by weather conditions and other factors affecting crop yields, farmer planting decisions and general economic, market and regulatory factors. These factors include government policies and subsidies with respect to agriculture and international trade, and global and local demand and supply. The significance and relative effect of these factors on the price of corn is difficult to predict. Any event that tends to negatively affect the supply of corn, such as adverse weather or crop disease, could increase corn prices and potentially harm our business. Increasing domestic ethanol capacity could boost the demand for corn and result in increased corn prices. In 2006, corn bought by ethanol plants represented approximately 18% of the total corn supply for that year according to results reported by the National Corn Growers Association, and this percentage is expected to increase as additional ethanol capacity comes online, rising to more than 30% of the total corn supply by 2009/2010 according to the United States Department of Agriculture or USDA. In addition, the price any of the companies pay for corn at a facility could increase if an additional ethanol production facility is built in the same general vicinity.

We may also have difficulty, from time to time, in physically sourcing corn on economical terms due to supply shortages. Such a shortage could require us to suspend our operations until corn is available at economical terms, which would have a material adverse effect on our business, results of operations and financial position.

The spread between ethanol and corn prices can vary significantly and may not return to recent high levels.

Our gross margin depends principally on the spread between ethanol and corn prices. During the five-year period from 2003 through 2007, ethanol prices (based on average U.S. ethanol rack prices from Bloomberg (“Bloomberg”)) have ranged from a low of $1.11 per gallon to a high of $3.98 per gallon, averaging $1.90 per gallon during this period. For the year ended December 31, 2007, ethanol prices averaged $2.12 per gallon, reaching a high of $2.50 per gallon and a low of $1.69 per gallon (based on the daily closing prices from Bloomberg). In early 2006, the spread between ethanol and corn prices was at historically high levels, driven in large part by oil companies removing a competitive product, MTBE, from the fuel stream and replacing it with ethanol in a relatively short time period. However, this spread has fluctuated widely and narrowed significantly during 2007. Fluctuations are likely to continue to occur. A sustained narrow spread or any further reduction in the spread between ethanol and corn prices, whether as a result of sustained high or increased corn prices or sustained low or decreased ethanol prices, would adversely affect our results of operations and financial position. Further, it is possible that ethanol prices could decline below our marginal cost of production, which could cause us to suspend production of ethanol at some or all of our plants.

The market for natural gas is subject to conditions that create uncertainty in the price and availability of the natural gas that is used in the ethanol manufacturing process.

We rely upon third parties for our supply of natural gas, which is consumed as fuel in the manufacture of ethanol. The prices for and availability of natural gas are subject to volatile market conditions. These market conditions often are affected by factors beyond our control, such as weather conditions (including hurricanes), overall economic conditions and foreign and domestic governmental regulation and relations. Significant disruptions in the supply of natural gas could impair our ability to manufacture ethanol for our customers. Furthermore, increases in natural gas prices or changes in our natural gas costs relative to natural gas costs paid by competitors may adversely affect our results of operations and financial position. Natural gas costs represented approximately 10.2% of our cost of goods sold for the year ended December 31, 2007, compared to 15.9% for the year ended December 31, 2006. The price fluctuations in natural gas prices over the eight-year period from 2000 through 2007, based on the New York Mercantile Exchange, or NYMEX, daily futures data, have ranged from a low of $1.83 per MMBTU on September 26, 2001 to a high of $15.38 per MMBTU on December 13, 2005, averaging $5.63 per MMBTU during this period. At April 1, 2008, the NYMEX price of natural gas for May delivery was $9.72 per MMBTU.

Fluctuations in the selling price and production cost of gasoline may reduce our profit margins.

Ethanol is marketed both as an important fuel component to reduce vehicle emissions from gasoline and as an octane enhancer to improve the octane rating of gasoline with which it is blended. As a result, ethanol prices are influenced by the supply and demand for gasoline and our future results of operations and financial position may be materially adversely affected if gasoline demand or prices decrease.

Historically, the price of a gallon of gasoline has been lower than the cost to produce a gallon of ethanol. In addition, some of our sales contracts provide for pricing on an indexed basis, so that the price we receive for products sold under these arrangements is adjusted as gasoline prices change.

The price of distillers grains is affected by the price of other commodity products, such as soybeans, and decreases in the price of these commodities could decrease the price of distillers grains.

Distillers grains compete with other protein-based animal feed products. The price of distillers grains may decrease when the price of competing feed products decrease. The prices of competing animal feed products are based in part on the prices of the commodities from which they are derived. Downward pressure on commodity prices, such as soybeans, will generally cause the price of competing animal feed products to decline, resulting in downward pressure on the price of distillers grains. Because the price of distillers grains is not tied to production costs, decreases in the price of distillers grains will result in our generating less revenue and lower profit margins.

Our business is subject to seasonal fluctuations.

Our operating results are influenced by seasonal fluctuations in the price of our primary operating inputs, corn and natural gas, and the price of our primary product, ethanol. In recent years, the spot price of corn tended to rise during the spring planting season in May and June and tended to decrease during the fall harvest in October and November. The price of natural gas, however, tends to move opposite of corn and tends to be lower in the spring and summer and higher in the fall and winter. In addition, ethanol prices are substantially correlated with the price of unleaded gasoline. The price of unleaded gasoline tends to rise during the summer. Given our limited history and the growth of the industry, it is unclear how these seasonal fluctuations will affect our results over time.

We engage in hedging transactions and other risk mitigation strategies that could harm our results of operations.

In an attempt to partially offset the effects of volatility of ethanol prices and corn and natural gas costs, we enter into contracts to supply a portion of our ethanol production or purchase a portion of our respective corn or natural gas requirements on a forward basis and also engage in other hedging transactions involving exchange-traded futures contracts for corn, natural gas and unleaded gasoline from time to time. The price of unleaded gasoline also affects the price received for ethanol under indexed contracts entered into by us. The financial statement impact of these activities is dependent upon, among other things, the prices involved and our ability to sell sufficient products to use all of the corn and natural gas for which we have futures contracts. Hedging arrangements also expose us to the risk of financial loss in situations where the other party to the hedging contract defaults on its contract or, in the case of exchange-traded contracts, where there is a change in the expected differential between the price of the commodity underlying the hedging agreement and the actual prices paid or received by us for the physical commodity bought or sold. Hedging activities can themselves result in losses when a position is purchased in a declining market or a position is sold in a rising market. A hedge position is often settled in the same time frame as the physical commodity is either purchased (corn and natural gas) or sold (ethanol). Hedging losses may be offset by a decreased cash price for corn and natural gas and an increased cash price for ethanol. We also vary the amount of hedging or other risk mitigation strategies we undertake, and we may choose not to engage in hedging transactions at all. As a result, our results of operations and financial position may be adversely affected by increases in the price of corn or natural gas or decreases in the price of ethanol or unleaded gasoline.

We may not be able to implement our expansion strategy as planned or at all.

We plan to grow our business by investing in new or existing plants and pursuing other business opportunities.

Additional financing may be necessary to implement these expansion strategies, which may not be accessible or may not be available on acceptable terms. Any expansion may be financed with additional indebtedness or by issuing additional equity securities, which would further dilute shareholders’ interests. In addition, as described below under “We may be adversely affected by environmental, health and safety laws, regulations and liabilities,” federal and state governmental requirements may substantially increase our costs, which could have a material adverse effect on our results of operations and financial position. Any expansion plans may also result in other unanticipated adverse consequences, such as the diversion of management’s attention from existing operations.

Construction costs associated with expansion may also increase to levels that would make a new plant too expensive to complete or unprofitable to operate. Contractors, engineering firms, construction firms and equipment suppliers also receive requests and orders from other ethanol companies and, therefore, it may become difficult or impossible to secure their services or products on a timely basis or on acceptable financial terms. We may suffer significant delays or cost overruns as a result of a variety of factors, such as shortages of workers or materials, transportation constraints, adverse weather, unforeseen difficulties or labor issues, any of which could prevent commencement of operations as expected at any new facilities.

The expansion strategies also depend on prevailing market conditions for the price of ethanol and the costs of corn and natural gas and expectations of future market conditions. In October 2007, we suspended construction of our Reynolds facility due to market conditions. If market conditions do not improve as anticipated, we could lose our investment in this facility and could incur additional costs associated with terminating various construction contracts. We also may not proceed with construction at other development sites and could incur losses associated with our investments in those sites.

The significant expansion of ethanol production capacity currently underway in the U.S. may also impede any expansion strategy. As a result of this expansion within the ethanol industry, we believe that there is increasing competition for suitable sites for ethanol plants, and we may not find suitable sites for construction of new plants or other suitable expansion opportunities. Even if suitable sites or opportunities are identified, we may not be able to secure the services and products from the contractors, engineering firms, construction firms and equipment suppliers necessary to build ethanol plants on a timely basis or on acceptable economic terms.

Accordingly, we may not be able to implement our expansion strategies as planned or at all. We may not find additional appropriate sites for new plants and we may not be able to finance, construct, develop or operate these new or expanded plants successfully.

Acquisitions could be difficult to find and integrate, divert the attention of key personnel, disrupt business, and adversely affect our financial results.

As part of our business strategy, we may consider acquisitions of building sites, production plants, storage or distribution facilities and selected infrastructure. We completed the ASA Acquisition in August 2007 and the US BioEnergy Merger in April 2008. It may be difficult to find additional suitable acquisition opportunities.

Acquisitions involve numerous risks, any of which could harm our business, including:

•

difficulties in integrating the operations, technologies, products, existing contracts, accounting processes and personnel of the target and realizing the anticipated synergies of the combined businesses;

•	difficulties in building an ethanol plant on a purchased site, including obtaining zoning and other required permits;

•	risks relating to environmental hazards on purchased sites;

•	risks relating to acquiring or developing the infrastructure needed for facilities or acquired sites, including access to rail networks;

•	difficulties in supporting and transitioning customers, if any, of the target company or assets;

•	diversion of financial and management resources from existing operations;

•	the purchase price or other devoted resources may exceed the value realized, or the value we could have realized if the purchase price or other resources had been allocated to another opportunity;

•	risks of entering new markets or areas in which we have limited or no experience or are outside our core competencies;

•	potential loss of key employees, customers and strategic alliances from either our current business or the business of the target;

•	assumption of unanticipated problems or latent liabilities, such as problems with the quality of the products of the target; and

•	inability to generate sufficient revenue to offset acquisition costs and development costs.

In particular, we may not successfully integrate the operations of US BioEnergy and the ASA Acquisition in a timely manner and we may not realize the anticipated benefits or synergies of the merger to the extent, or in the timeframe, anticipated. The anticipated benefits and synergies are based on projections and assumptions, not actual experience, and assume a successful integration. In addition to the integration risk factors discussed above, our ability to realize these benefits and synergies could be adversely impacted by practical constraints on our ability to combine operations.

We also may pursue acquisitions through joint ventures or partnerships. Partnerships and joint ventures typically involve restrictions on actions that the partnership or joint venture may take without the approval of the partners. These types of provisions may limit our ability to manage a partnership or joint venture in a manner that is in our best interest but is opposed by our other partner or partners.

Future acquisitions may involve the issuance of equity securities as payment or in connection with financing the business or assets acquired, and as a result, could dilute the ownership interests of you. In addition, additional debt and related interest expense may be necessary in order to consummate these transactions, as well as to assume unforeseen liabilities, all of which could have a material adverse effect on our business, results of operations and financial condition. The failure to successfully evaluate and execute acquisitions or joint ventures or otherwise adequately address the risks associated with acquisitions or joint ventures could have a material adverse effect on our business, results of operations and financial condition.

Our goodwill could become impaired and write-downs on the value of such goodwill may be required.

The US BioEnergy Merger will be accounted for by us using the purchase method of accounting. Under this method of accounting, the purchase price will be allocated to the fair value of the net tangible and identified intangible assets acquired. The excess purchase price over the fair value of the tangible and identified intangible assets acquired will be allocated to goodwill. As of December 31, 2007, we had goodwill of approximately $169.6 million resulting from prior transactions. We expect to recognize additional goodwill as a result of the US BioEnergy Merger. Current accounting rules require that goodwill and indefinite life intangible assets be assessed for impairment annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying amount of a reporting unit exceeds its fair value, then a goodwill impairment test is performed to measure the amount of the impairment loss, if any. The goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as in a business combination. Determining the fair value of the implied goodwill is judgmental in nature and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. Estimates of fair value are determined primarily using discounted cash flows and market comparisons. These approaches use significant estimates and assumptions, including projection and timing of future cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate market comparables, and determination of whether a premium or discount should be applied to comparables. Therefore, changes in commodity prices or the price of our stock (which has recently been subject to significant volatility) may impact the goodwill impairment analysis. If our actual results are worse than the plans and estimates used to assess the recoverability of the assets in connection with the US BioEnergy Merger, or previous transactions entered into by us, or our plans and estimates are otherwise incorrect, we could incur impairment charges relating to the goodwill resulting from such transactions, including up to the full amount of such goodwill.

Growth in the sale and distribution of ethanol is dependent on the changes to and expansion of related infrastructure which may not occur on a timely basis, if at all, and our operations could be adversely affected by infrastructure disruptions.

Substantial development of infrastructure will be required by persons and entities outside of our control for our operations, and the ethanol industry generally, to grow. Areas requiring expansion include, but are not limited to:

•	additional rail capacity;

•	additional storage facilities for ethanol;

•	increases in truck fleets capable of transporting ethanol within localized markets;

•	expansion of refining and blending facilities to handle ethanol;

•	growth in service stations equipped to handle ethanol fuels; and

•	growth in the fleet of flexible fuel vehicles, or FFVs, capable of using E85 fuel.

The rapid expansion of the ethanol industry currently underway compounds the issues presented by the need to develop and expand ethanol related infrastructure, as the lack of infrastructure prevents the use of ethanol in certain areas where there might otherwise be demand and results in excess ethanol supply in areas with more established ethanol infrastructure, depressing ethanol prices in those areas.

Substantial investments required for these infrastructure changes and expansions may not be made or they may not be made on a timely basis. Any delay or failure by us in making the changes to or expansion of infrastructure could hurt the demand or prices for products, impede delivery of products, impose additional costs or otherwise have a material adverse effect on results of operations or financial position. Our business is dependent on the continuing availability of infrastructure and any infrastructure disruptions could have a material adverse effect on our business.

We may not achieve anticipated operating results and our financial position may be adversely affected if we do not successfully develop a corn oil extraction business.

Our anticipated operating results and financial position may depend in part on our ability to develop and operate planned corn oil extraction facilities successfully. We plan to extract corn oil from distillers grains, a co-product of the ethanol production process, and to sell the oil or convert it into biodiesel. We have contracted with Crown Iron Works Company for the purchase of corn oil extraction equipment. Large scale extraction of corn oil from distillers grains, as contemplated, is unproven, and we may not achieve planned operating results. Our operating results and financial position will be affected by events or conditions associated with the development, operation and cost of the planned corn oil extraction equipment, including:

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the outcome of negotiations with government agencies, vendors, customers or others, including, for example, our ability to negotiate favorable contracts with customers, or the development of reliable markets;

•	changes in development and operating conditions and costs, including costs of services, equipment and construction;

•	unforeseen technological difficulties, including problems that may delay startup or interrupt production or that may lead to unexpected downtime, or construction delays;

•	corn prices and other market conditions, including competition from other producers of corn oil;

•	government regulation; and

•	development of transportation, storage and distribution infrastructure supporting the facilities and the biodiesel industry generally.

We have a limited operating history and business may not be as successful as envisioned.

We began our business in 2001, and our operating facilities have less than five years of commercial operations. Accordingly, we have a limited operating history from which you can evaluate our business and prospects. In addition, our prospects must be considered in light of the risks and uncertainties encountered by a company with limited operating history in rapidly evolving markets, such as the ethanol market, where supply and demand may change significantly in a short amount of time.

Some of these risks relate to our potential inability to:

•	effectively manage business and operations;

•	effectively integrate acquired businesses;

•	successfully execute plans to sell ethanol directly to customers;

•	recruit and retain key personnel;

•	successfully maintain a low-cost structure through the expansion of scale in business;

•	manage rapid growth in personnel and operations;

•	develop new products that complement existing business; and

•	successfully address the other risks described throughout this registration statement.

If we cannot successfully address these risks, our business and our results of operations and financial position may suffer.

New plants under construction or decreases in the demand for ethanol may result in excess production capacity in the ethanol industry, which may cause the price of ethanol and/or distillers grains to decrease.

According to the RFA and company estimates, domestic ethanol production capacity has increased from 1.8 BGY as of January 2001 to approximately 8.5 BGY as of April 1, 2008, with additional production capacity of approximately 5.1 BGY under construction. The ethanol industry in the U.S. now consists of more than 140 production facilities. Excess capacity in the ethanol industry would have an adverse effect on our results of operations, cash flows and financial position. In a manufacturing industry with excess capacity, producers have an incentive to manufacture additional products for so long as the price exceeds the marginal cost of production (i.e., the cost of producing only the next unit, without regard for interest, overhead or fixed costs). This incentive could result in the reduction of the market price of ethanol to a level that is inadequate to generate sufficient cash flow to cover costs.

Excess capacity may also result from decreases in the demand for ethanol, which could result from a number of factors, including, but not limited to, regulatory developments and reduced U.S. gasoline consumption. Reduced gasoline consumption could occur as a result of increased prices for gasoline or crude oil, which could cause businesses and consumers to reduce driving or acquire vehicles with more favorable gasoline mileage or acquire hybrid vehicles.

In addition, because ethanol production produces distillers grains as a co-product, increased ethanol production will also lead to increased supplies of distillers grains. An increase in the supply of distillers grains, without corresponding increases in demand, could lead to lower prices or an inability to sell our distillers grains production. A decline in the price of distillers grains or the distillers grains market generally could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to compete effectively in our industry.

In the U.S., there is competition with other corn processors, ethanol producers and refiners, including Archer Daniels Midland Company (“ADM”), POET, LLC, Hawkeye Renewables, LLC, Aventine Renewable Energy Holdings, Inc. (“Aventine”), and Cargill. As of April 1, 2008, the top five producers accounted for approximately 45% of the ethanol production capacity in the U.S. according to the RFA and company estimates. A number of our competitors are divisions of substantially larger enterprises and have substantially greater financial resources than we do. Smaller competitors also pose a threat. Farmer-owned cooperatives and independent firms consisting of groups of individual farmers and investors have been able to compete successfully in the ethanol industry. These smaller competitors operate smaller facilities that do not affect the local price of corn grown in the proximity of the facility as much as larger facilities do. In addition, many of these smaller competitors are farmer owned and often require their farmer-owners to commit to selling them a certain amount of corn as a requirement of ownership. Most new ethanol plants under development across the country are individually owned.

In addition to domestic competition, we also face increasing competition from international suppliers. Currently there is a $0.54 per gallon tariff on foreign produced ethanol which is scheduled to expire January 1, 2009. If this tariff is not renewed, competition from international suppliers would increase. Ethanol imports equivalent up to 7% of total domestic production in any given year from various countries were exempted from this tariff under the Caribbean Basin Initiative to spur economic development in Central America and the Caribbean. Currently, international suppliers produce ethanol primarily from sugar cane and have cost structures that may be substantially lower than ours.

Any increase in domestic or foreign competition could cause us to reduce our prices and take other steps to compete effectively, which could adversely affect our results of operations and financial position.

Our competitive position, financial position and results of operations may be adversely affected by technological advances and our efforts to anticipate and employ such technological advances may prove unsuccessful.

The development and implementation of new technologies may result in a significant reduction in the costs of ethanol production. For instance, any technological advances in the efficiency or cost to produce ethanol from inexpensive, cellulosic sources such as wheat, oat or barley straw could have an adverse effect on our business, because our facilities are designed to produce ethanol from corn, which is, by comparison, a raw material with other high value uses. We do not predict when new technologies may become available, the rate of acceptance of new technologies by competitors or the costs associated with new technologies. In addition, advances in the development of alternatives to ethanol could significantly reduce demand for or eliminate the need for ethanol.

We plan to invest over time on projects and companies engaged in research, development and commercialization of processes for conversion of cellulosic material to ethanol. These investments will be early- and mid-stage and highly speculative. The use of cost-effective and efficient cellulosic material in the production of ethanol is unproven. There is no assurance when, if ever, commercially viable technology will be developed. Nor can there be any assurance that we can identify suitable investment opportunities, that such development will be the product of any investment we make in this technology and that we will not lose our investments in whole or in part, or that if developed by others it will be available to producers such as us on commercially reasonable terms.

Any advances in technology which require significant unanticipated capital expenditures to remain competitive or which reduce demand or prices for ethanol would have a material adverse effect on our results of operations and financial position.

In addition, alternative fuels, additives and oxygenates are continually under development. Alternative fuel additives that can replace ethanol may be developed, which may decrease the demand for ethanol. It is also possible that technological advances in engine and exhaust system design and performance could reduce the use of oxygenates, which would lower the demand for ethanol, and our business, results of operations and financial condition may be materially adversely affected.

The U.S. ethanol industry is highly dependent upon federal and state legislation and regulation and any changes in legislation or regulation could materially and adversely affect our results of operations and financial position.

The elimination or significant reduction in the blenders’ credit could have a material adverse effect on our results of operations and financial position. The cost of production of ethanol is made significantly more competitive with regular gasoline by federal tax incentives. The federal excise tax incentive program currently allows gasoline distributors who blend ethanol with gasoline to receive a federal excise tax rate reduction for each blended gallon they sell. If the fuel is blended with 10% ethanol, the refiner/marketer pays $0.051 per gallon less tax, which equates to an incentive of $0.51 per gallon of ethanol. The $0.51 per gallon incentive for ethanol is scheduled to be reduced to $0.46 per gallon in 2009 and to expire in 2010. The blenders’ credits could be eliminated or reduced at any time through an act of Congress and may not be renewed in 2010 or may be renewed on different terms. In addition, the blenders’ credits, as well as other federal and state programs benefiting ethanol (such as tariffs), generally are subject to U.S. government obligations under international trade agreements, including those under the World Trade Organization Agreement on Subsidies and Countervailing Measures, and might be the subject of challenges thereunder, in whole or in part.

Ethanol can be imported into the U.S. duty-free from some countries, which may undermine the ethanol industry in the U.S. Imported ethanol is generally subject to a $0.54 per gallon tariff that was designed to offset the $0.51 per gallon ethanol incentive that is available under the federal excise tax incentive program for refineries that blend ethanol in their fuel. A special exemption from the tariff exists for ethanol imported from 24 countries in Central America and the Caribbean Islands, which is limited to a total of 7% of U.S. production per year. Imports from the exempted countries may increase as a result of new plants under development. Since production costs for ethanol in these countries are estimated to be significantly less than what they are in the U.S., the duty-free import of ethanol through the countries exempted from the tariff may negatively affect the demand for domestic ethanol and the price at which we sell ethanol. Although the $0.54 per gallon tariff has been extended through December 31, 2008, bills were previously introduced in both the U.S. House of Representatives and U.S. Senate to repeal the tariff. We do not know the extent to which the volume of imports would increase or the effect on U.S. prices for ethanol if the tariff is not renewed beyond its current expiration. Any changes in the tariff or exemption from the tariff could have a material adverse effect on our results of operations and our financial position. In addition, the North America Free Trade Agreement, or NAFTA, which entered into force on January 1, 1994, allows Canada and Mexico to export ethanol to the United States duty-free or at a reduced rate. Canada is exempt from duty under the current NAFTA guidelines, while Mexico’s duty rate is $0.10 per gallon.

The effect of the renewable fuel standard (“RFS”) program in the Energy Independence and Security Act signed into law on December 19, 2007 (the “2007 Act”) is uncertain. The mandated minimum level of use of renewable fuels in the RFS under the 2007 Act increased to 9 billion gallons per year in 2008 (from 5.4 billion gallons under the RFS enacted in 2005), further increasing to 36 billion gallons per year in 2022. The 2007 Act also requires the increased use of “advanced” biofuels, which are alternative biofuels produced without using corn starch such as cellulosic ethanol and biomass-based diesel, with 21 billion gallons of the mandated 36 billion gallons of renewable fuel required to come from advanced biofuels by 2022. Required RFS volumes for both general and advanced renewable fuels in years to follow 2022 will be determined by a governmental administrator, in coordination with the U.S. Department of Energy and U.S. Department of Agriculture. Increased competition from other types of biofuels could have a material adverse effect on our results of operations and our financial position. See “Our competitive position, financial position and results of operations may be adversely affected by technological advances and efforts to anticipate and employ such technological advances may prove unsuccessful.”

The RFS program and the 2007 Act also include provisions allowing “credits” to be granted to fuel producers who blend in their fuel more than the required percentage of renewable fuels in a given year. These credits may be used in subsequent years to satisfy RFS production percentage and volume standards and may be traded to other parties. The accumulation of excess credits could further reduce the impact of the RFS mandate schedule and result in a lower ethanol price or could result in greater fluctuations in demand for ethanol from year to year, both of which could have a material adverse effect on our results of operations and our financial condition.

Waivers of the RFS minimum levels of renewable fuels included in gasoline could have a material adverse affect on our results of operations. Under the RFS as passed as part of the Energy Policy Act of 2005, the U.S. Environmental Protection Agency, in consultation with the Secretary of Agriculture and the Secretary of Energy, may waive the renewable fuels mandate with respect to one or more states if the Administrator of the U.S. Environmental Protection Agency, or “EPA”, determines upon the petition of one or more states that implementing the requirements would severely harm the economy or the environment of a state, a region or the U.S., or that there is inadequate supply to meet the requirement. In addition, the Energy Independence and Security Act of 2007 allows any other person subject to the requirements of the RFS or the EPA Administrator to file a petition for such a waiver. Any waiver of the RFS with respect to one or more states could adversely offset demand for ethanol and could have a material adverse effect on our results of operations and our financial condition.

Various studies have criticized the efficiency of ethanol, in general, and corn-based ethanol in particular, which could lead to the reduction or repeal of incentives and tariffs that promote the use and domestic production of ethanol or otherwise negatively impact public perception and acceptance of ethanol as an alternative fuel.

Although many trade groups, academics and governmental agencies have supported ethanol as a fuel additive that promotes a cleaner environment, others have criticized ethanol production as consuming considerably more energy and emitting more greenhouse gases than other biofuels and as potentially depleting water resources. Other studies have suggested that corn-based ethanol is less efficient than ethanol produced from switchgrass or wheat grain and that it negatively impacts consumers by causing prices for higher dairy, meat and other foodstuffs from livestock that consume corn. If these views gain acceptance, support for existing measures promoting use and domestic production of corn-based ethanol could decline, leading to reduction or repeal of these measures. These views could also negatively impact public perception of the ethanol industry and acceptance of ethanol as an alternative fuel.

We may be adversely affected by environmental, health and safety laws, regulations and liabilities.

We are subject to various federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of employees. In addition, some of these laws and regulations require our facilities to operate under permits that are subject to renewal or modification. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns. In addition, we have made significant capital expenditures on an ongoing basis to comply with increasingly stringent environmental laws, regulations and permits.

We may be liable for the investigation and cleanup of environmental contamination at each of the properties we own or operate and at off-site locations where we arrange for the disposal of hazardous substances. If these substances have been or are disposed of or released at sites that undergo investigation and/or remediation by regulatory agencies, we may be responsible under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, or other environmental laws for all or part of the costs of investigation and/or remediation, and for damages to natural resources. We may also be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials at or from those properties. Some of these matters may require us to expend significant amounts for investigation, cleanup or other costs.

In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require additional significant expenditures. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at our production facilities. Present and future environmental laws and regulations (and interpretations thereof) applicable to our operations, more vigorous enforcement policies and discovery of currently unknown conditions may require substantial expenditures that could have a material adverse effect on results of operations and financial position.

The hazards and risks associated with producing and transporting our products (such as fires, natural disasters, explosions, and abnormal pressures and blowouts) may also result in personal injury claims or damage to property and third parties. As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. However, losses could be sustained for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. Events that result in significant personal injury or damage to our property or third parties or other losses that are not fully covered by insurance could have a material adverse effect on our results of operations and our financial position.

We are dependent on our production facilities, and any operational disruption may result in a reduction of sales volumes, which could cause substantial losses.

Our revenues are derived from the sale of ethanol and the related co-products produced at our facilities. A major accident or damage by severe weather or other natural disasters may cause significant interruptions at such facilities. In addition, our operations may be subject to labor disruptions and unscheduled downtime, or other operational hazards inherent in the ethanol industry, such as equipment failures, fires, explosions, abnormal pressures, blowouts, pipeline ruptures, transportation accidents and natural disasters. Some of these operational hazards may cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. Our insurance may not be adequate to fully cover the potential operational hazards described above and such insurance may not be renewable on commercially reasonable terms or at all. Moreover, the operation of our plants is subject to various uncertainties, including uncertainties relating to the effectiveness of process improvements designed to achieve increased production capacities. As a result, our plants may not produce ethanol and distillers grains at the levels we expect and our business, results of operations and financial condition may be materially adversely affected.

Disruptions to infrastructure, or in the supply of fuel, natural gas or water, could materially and adversely affect our business.

Our business depends on the continuing availability of rail, road, port, storage and distribution infrastructure. Any disruptions in this infrastructure network, whether caused by labor difficulties, earthquakes, storms, other natural disasters, human error or malfeasance or other reasons, could have a material adverse effect on our business. We rely upon third-parties to maintain the rail lines from their plants to the national rail network, and any failure on these third parties’ part to maintain the lines could impede the delivery of products, impose additional costs and could have a material adverse effect on our business, results of operations and financial condition.

We also depend on the continuing availability of raw materials, including fuel and natural gas. The production of ethanol, from the planting of corn to the distribution of ethanol to refiners, is highly energy-intensive. Significant amounts of fuel and natural gas are required for the growing, fertilizing and harvesting of corn, as well as for the fermentation, distillation and transportation of ethanol and the drying of distillers grains. A serious disruption in supplies of fuel or natural gas, including as a result of delivery curtailments to industrial customers due to extremely cold weather, or significant increases in the prices of fuel or natural gas, could significantly reduce the availability of raw materials at our plants, increase production costs and could have a material adverse effect on our business, results of operations and financial condition.

Our ethanol plants also require a significant and uninterrupted supply of water of suitable quality to operate. If there is an interruption in the supply of water for any reason, one or more plants may be required to halt production. If production is halted at one or more of these plants for an extended period of time, it could have a material adverse effect on our business, results of operations and financial condition.

Our operating results may suffer if our direct and indirect marketing and sales efforts are not effective.

On March 31, 2007, we terminated our agreements with Aventine regarding the marketing and sale of our ethanol and, on April 1, 2007, we commenced direct sales of our ethanol to customers, except for the ethanol produced at the facilities acquired in the ASA Acquisition and the US BioEnergy Merger. We plan to begin directly marketing ethanol produced at facilities acquired in the US BioEnergy Merger during the second and third quarters of 2008, except for ethanol produced at the Marion facility which will be marked by ADM. In connection with this activity, we have established our own marketing, transportation and storage infrastructure. We lease tanker railcars and have contracted with storage depots near our customers and at our strategic locations for efficient delivery of our finished ethanol product. We have also hired a marketing and sales force, as well as logistical and other operational personnel to staff our distribution activities. The marketing, sales, distribution, transportation, storage or administrative efforts we have implemented may not achieve results comparable to those achieved by marketing through Aventine. Any failure to successfully execute these efforts would have a material adverse effect on our results of operations and financial position. Our financial results also may be adversely affected by our need to establish inventory in storage locations to facilitate this transition.

Further, ethanol produced at certain of our facilities is or will be marketed by Cargill under agreements that remained in place after closing of the ASA Acquisition and by ADM under an agreement that remained in place after the US BioEnergy Merger. We also compete with Cargill and ADM for sales of ethanol and distillers grains. Our direct marketing and sales efforts may be less efficient as a result of the marketing relationships with Cargill and ADM.

We are dependent upon our officers for management and direction, and the loss of any of these persons could adversely affect our operations and results.

We are dependent upon our officers for implementation of our expansion strategy and execution of our business plan. The loss of any of these officers could have a material adverse effect upon our results of operations and our financial position. We do not have employment agreements with our officers or other key personnel. In addition, we do not maintain “key person” life insurance for any of our officers. The loss of any of these officers could delay or prevent the achievement of our business objectives.

Competition for qualified personnel in the ethanol industry is intense and we may not be able to hire and retain qualified personnel to operate our ethanol plants.

Our success depends, in part, on our ability to attract and retain competent personnel. For each of our plants, qualified managers, engineers, operations and other personnel must be hired, which can be challenging in a rural community. Competition for both managers and plant employees in the ethanol industry is intense, and we may not be able to attract and retain qualified personnel. If we are unable to hire and retain productive and competent personnel, our expansion strategy may be adversely affected, the amount of ethanol we produce may decrease and we may not be able to efficiently operate our ethanol plants and execute our business strategy.

Operations at our new facilities and additional planned facilities are subject to various uncertainties, which may cause them to not achieve results comparable to existing operational plants.

New plants and additional planned facilities will be subject to various uncertainties as to their ability to produce ethanol and co-products as planned, including the potential for failures of key equipment. Such a failure during test operations delayed the startup process at our Fort Dodge facility, which is now operating at full capacity, in the fall of 2005. Due to these uncertainties, the results of new facilities or additional planned facilities may not be comparable to those of existing operational plants.

Our debt level could negatively impact our financial condition, results of operations and business prospects.

As of December 31, 2007, our total debt was $905.5 million (net of unaccreted discount of $3.0 million). Under agreements governing our debt we may be able to incur a significant amount of additional debt from time to time, including drawing under our credit agreement. If we do so, the risks related to our high level of debt could increase. In addition, upon the closing of the US BioEnergy Merger, our consolidated indebtedness includes the outstanding debt of US BioEnergy, which was $430.3 million as of December 31, 2007. Specifically, our high level of debt could have important consequences to the holders of our common stock, including the following:

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requiring the dedication of a substantial portion of our cash flow from operations to required payments on debt, thereby reducing the availability of cash flow for working capital, capital expenditures and other general business activities;

•	limiting the ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and general corporate and other activities;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	increasing our vulnerability to both general and industry-specific adverse economic conditions;

•	being at a competitive disadvantage against less leveraged competitors;

•	being vulnerable to increases in prevailing interest rates;

•	subjecting all or substantially all of our assets to liens, which means that there may be no assets left for shareholders in the event of a liquidation; and

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limiting our ability to make business and operational decisions regarding our business and subsidiaries, including, among other things, limiting our ability to pay dividends to our respective shareholders, make capital improvements, sell or purchase assets or engage in transactions deemed appropriate and in our best interest.

Some of our debt bears interest at variable rates, which creates exposure to interest rate risk. If interest rates increase, our debt service obligations with respect to the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income would decrease.

We are a holding company and there are limitations on our ability to receive distributions from our subsidiaries.

We conduct all of our operations through subsidiaries and are dependent upon dividends or other intercompany transfers of funds from our subsidiaries to meet our obligations. Generally, creditors of a subsidiary will have a claim to the assets and earnings of that subsidiary that is superior to the claims of the creditors of its parent company, except to the extent the claims of the parent’s creditors are guaranteed by that subsidiary. In addition, the ability of our subsidiaries to pay dividends and to make payments to us may be restricted by, among other things, applicable corporate and other laws and regulations and agreements of the subsidiaries. Specifically, the ASA Senior Credit Facility and certain of US BioEnergy’s credit agreements limit the ability of our restricted subsidiaries from making payments to us and our other subsidiaries.

We do not own or control some of the assets we depend on to operate our business.

We depend on Cargill and its subsidiaries for various services at the ethanol facilities we acquired in the ASA Acquisition, including corn procurement, the marketing and sale of ethanol and distillers grains produced at the facilities and risk management. As a result, our results of operations and financial position may be adversely affected if Cargill does not perform these services in an efficient manner.

We are subject to financial reporting and other requirements, for which our accounting, internal audit and other management systems and resources may not be adequately prepared. We experienced material weaknesses in our internal controls.

We are subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires annual management assessment of the effectiveness of a company’s internal controls over financial reporting and a report by its independent registered public accounting firm addressing the effectiveness of our internal controls over financial reporting. These reporting and other obligations place significant demands on our management, administrative, operational, internal audit and accounting resources. If we are unable to meet these demands in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to us could be impaired. Any failure to maintain effective internal controls could have a material adverse effect on our business, results of operations and financial condition.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2006, we identified several material weaknesses in our internal controls over financial reporting relating to inadequate monitoring of accounting recognition matters and significant accounting estimates, including derivative financial instruments and income taxes, and deficiencies in our financial closing process. A “material weakness” is a deficiency, or a combination of control deficiencies, that results in a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected. A “significant deficiency” is a control deficiency, or a combination of control deficiencies, that is less severe than a material weakness, yet is important enough to merit attention by those responsible for oversight of the company’s financial reporting. We have remediated these weaknesses, but we cannot assure you that we will have no future deficiencies or weaknesses in our internal controls over financial reporting.

Any failure to remediate any material weaknesses that we may identify or to implement new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

In order to be successful, we must retain and motivate key employees and failure to do so could seriously harm us.

In order to be successful, we must retain and motivate executives and other key employees. Our employees may experience uncertainty about their future roles with us until or after our post-merger strategies are announced or executed. These circumstances may adversely affect our ability to retain key personnel. We also must continue to motivate employees and keep them focused on our strategies and goals, which may be particularly difficult due to the potential distractions of the US BioEnergy Merger.

If we are unable to manage growth profitably, our business and financial results could suffer.

Our future financial results will depend in part on our ability to profitably manage our core businesses, including any growth that we may be able to achieve. Since our incorporation, we have engaged in the identification of, and competition for, growth and expansion opportunities. In order to achieve those initiatives, we will need to maintain existing customers and attract new customers, recruit, train, retain and effectively manage employees, as well as expand operations, customer support and financial control systems. If we are unable to manage our businesses profitably, including any growth that we may be able to achieve, our business and financial results could suffer.

Risks Relating to This Offering and Ownership of Our Common Stock

Certain of our shareholders exert significant influence over us. Their interests may not coincide with ours or the interests of our other shareholders, and these certain shareholders may make decisions with which we or our other shareholders may disagree.

As of April 4, 2008, our executive officers and directors as a group beneficially owned approximately 26.4% of our outstanding common stock, including Donald L. Endres, our chief executive officer and Gordon W. Ommen, our non-executive chairman of the board of directors. Together with other affiliates, insiders, including Messrs. Endres, Ommen and Ron Fagen and CHS Inc., owned approximately 43% of our outstanding common stock. As a result, these shareholders, acting individually or together, could significantly influence our management and affairs and all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of us and might affect the market price of our common stock. In addition, the sale or prospect of a sale of a substantial number of the shares could have an adverse effect on the market price of our common stock.

The interests of these shareholders may not coincide with our interests or the interests of our other shareholders. For instance, Capitaline Advisors, LLC, a private equity investment management firm specializing in renewable energy investments which is 100% owned and controlled by Gordon W. Ommen, and Fagen, Inc., the leading builder of ethanol plants in the U.S., which is owned and controlled by Ron Fagen, have invested and may continue to invest in a number of other ethanol producers. For example, Capitaline Advisors currently has an investment in Big River Resources, LLC, US BioEnergy’s joint venture partner for the Grinnell plant. As a result of these and other potential conflicting interests, these existing shareholders may make decisions with respect to us with which we or our other shareholders may disagree.

Our common stock price has been volatile and you may lose all or part of your investment.

The market price of our common stock has fluctuated significantly since our initial public offering. Future fluctuations could be based on various factors in addition to those otherwise described in this report, including:

•	our operating performance and the performance of our competitors;

•	the additional shares issued pursuant to the US BioEnergy Merger;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in earnings estimates or recommendations by research analysts who follow us or other companies in our industry;

•	variations in general economic conditions;

•	the registration rights granted by us with respect to shares of our common stock offered hereby;

•	the number of shares that are publicly traded;

•	actions of our existing shareholders, including sales of common stock by our directors and executive officers;

•	the arrival or departure of key personnel; and

•	other developments affecting us, our industry or our competitors.

In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations may be unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our common stock. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company or its performance, and those fluctuations could materially reduce our common stock price.

Provisions in our charter documents and South Dakota law may delay or prevent our acquisition by a third party.

Our articles of incorporation, as amended, our bylaws, as amended, and South Dakota law contain several provisions that may make it substantially more difficult for a third party to acquire control of us without the approval of our Board of Directors. These provisions include cumulative voting, a classified board, blank check preferred stock and the control share and business combination provisions of the South Dakota Domestic Public Corporation Takeover Act. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding common stock. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our shareholders receiving a premium over the market price for their common stock.

We have the ability to issue additional equity securities, which would lead to dilution of our issued and outstanding common stock.

The issuance of additional equity securities or securities convertible into or exercisable for equity securities would result in dilution of then-existing shareholders’ equity interests in us. We may issue shares to raise capital, as acquisition consideration, as employee incentives or compensation, and for other corporate purposes. Our Board of Directors has the authority to issue, without vote or action of shareholders, up to 250,000,000 shares of common stock and 25,000,000 shares of preferred stock, of which 157,815,979 shares of common stock were outstanding as of April 4, 2008. We have submitted to our shareholders a proposal to amend our Articles of Incorporation to increase the number of shares of common stock we are authorized to issue from 250,000,000 shares to 350,000,000 shares. We issued approximately 64.8 million shares of our common stock in connection with the US BioEnergy Merger. These shares represent approximately 40% of our outstanding shares immediately after the merger. We may issue preferred stock in one or more series, and the Board of Directors has the ability to fix the rights, preferences, privileges and restrictions of any such series. Any such series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of our common stock.

Future sale of shares of our common stock in the public market could depress our stock price.

We cannot predict the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. In particular, upon the effectiveness of this registration statement, the selling shareholders, who have advised us they hold in the aggregate beneficially 8,579,283 shares of our common stock at the date of this prospectus, may sell their securities in the public market through any means described in the section hereof entitled “Plan of Distribution.” Those shares of our common stock held by the selling shareholders include 4,127,476 shares of our common stock subject to an escrow agreement, which will be released on August 18, 2008. We registered for offer and sale under the Securities Act approximately 64.8 million shares of our common stock in the US BioEnergy Merger. As a result, these shares are eligible for resale in the public market without restriction, subject to certain Rule 144 restrictions applicable to affiliates of VeraSun, and subject to lock-up agreements with our principal shareholder and the principal shareholders of US BioEnergy covering approximately 39,705,186 shares of our common stock and expiring September 29, 2008. In addition, we have an effective S-8 registration statement under the Securities Act pursuant to which we have registered 10,000,000 shares of the common stock issuable under our 2003 Stock Incentive Plan and we have filed an S-8 registration statement registering those shares of our common stock necessary for conversion of US BioEnergy stock options and restricted stock awards. As a result, shares issued under our 2003 Stock Incentive Plan covered by the S-8 registration statement, and shares that we registered from the US BioEnergy stock plans, will be eligible for resale in the public market without restriction, subject to certain Rule 144 limitations applicable to affiliates of VeraSun. If our shareholders sell substantial amounts of our common stock in the public market, or if there is a perception that these sales may occur, the market price of our common stock could decline.

We may be a United States real property holding corporation, in which case non-U.S. holders may be subject to U.S. federal income tax (including withholding tax) in connection with the disposition of our shares, and U.S. holders selling our shares may be required to certify as to their status in order to avoid withholding.

We believe that we have not been and are not currently a “United States real property holding corporation” within the meaning of the Internal Revenue Code of 1986, as amended, or the Code, and we do not expect to become a United States real property holding corporation.

A non-U.S. holder of our common stock not otherwise subject to U.S. federal income tax on gain from the sale or other disposition of our common stock may nevertheless be subject to U.S. federal income tax with respect to such sale or other disposition if we are, or have been, a United States real property holding corporation at any time within the five-year period preceding the disposition (or the non-U.S. holder’s holding period if shorter). Generally, we will be a United States real property holding corporation if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market values of our worldwide real property interests and other assets used or held for use in a trade or business, all as determined under applicable U.S. Treasury regulations.

Certain non-U.S. holders of our common stock may be eligible for an exception to the forgoing general rule if our common stock is regularly traded on an established securities market during the calendar year in which the sale or disposition occurs and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, during the five-year period preceding the disposition (or the non-U.S. holder’s holding period if shorter) (the “5% exception”). If we are a United States real property holding corporation during the relevant time period, and the 5% exception does not apply, a seller of our common stock will generally be required to withhold tax at the rate of 10% on the sales price, unless the transferor furnishes an affidavit certifying that it is not a foreign person in the manner and form specified in the applicable U.S. Treasury regulations.

USE OF PROCEEDS

The proceeds from the sale of the common stock covered by this prospectus will be received by the selling shareholders. We will not receive any proceeds from the sale by any selling shareholder of the shares of common stock offered by this prospectus.

SELLING SHAREHOLDERS

We are registering 8,579,283 shares of our common stock for resale by the selling shareholders identified below. The shares are being registered to permit public secondary trading of the shares, and the selling shareholders may offer the shares for resale from time to time. The selling shareholders acquired 13,801,384 shares on August 17, 2007 in a private placement in connection with our acquisition of ASA Holdings. Since the private placement, we have been advised that the selling shareholders have sold 5,222,101 shares pursuant to Rule 144 under the Securities Act of 1933.

In accordance with the terms of the Unit Purchase Agreement for the ASA Acquisition, an aggregate of 4,127,476 shares of our common stock were issued in the name of the selling shareholders and delivered into an escrow subject to the terms of an Escrow Agreement dated August 17, 2007, by and among ASAlliances, ASA Holdings, the Securityholders party thereto, JPMorgan Chase Bank, N.A. and us (the “Escrow Agreement”). These shares are held in escrow until August 18, 2008 to secure the indemnification obligations under the Unit Purchase Agreement. These escrowed shares are registered under the registration statement of which this prospectus forms a part and accordingly are covered by this prospectus. However, the selling shareholders will not have the right to sell the escrowed shares until they are released pursuant to the terms of the Escrow Agreement.

The following table presents the number of outstanding shares of our common stock owned by the selling shareholders as of April 4, 2008. The percentage of common stock owned by the selling shareholders is calculated based on 157,815,979 shares outstanding on April 4, 2008. The table also presents the maximum number of shares proposed to be sold by the selling shareholders and the number of shares they will own after the sales.

Unless otherwise noted in a footnote to the table, each selling shareholder named below in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such selling shareholder’s name.

	Number of Shares of Common Stock Owned Prior to Offering(1)		Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus(1)		Shares of Common Stock Owned After Offering(2)
Name of Selling Shareholder	Number	Percent	Number	Percent	Number	Percent
American Capital Strategies, Ltd.	1,228,281	0.8	1,228,281	0.8	—	—
American Capital Equity I, LLC(3)	526,464	0.3	526,464	0.3	—	—
ASAlliances Holdings, LP(4)	2,086,767	1.3	2,086,767	1.3	—	—
Cargill Biofuels Investments, LLC(5)	1,391,142	0.9	1,391,142	0.9	—	—
D. E. Shaw Synoptic Portfolios 5, L.L.C.(6)	1,398,151	0.9	1,398,151	0.9	—	—
FDC Ethanol, LLC(7)	745,255	0.5	745,255	0.5	—	—
Midwest First Financial, Inc.	253,860	0.2	253,860	0.2	—	—
USRG ASA, LLC	949,363	0.6	949,363	0.6	—	—

Total	8,579,283	5.4	8,579,283	5.4	—	—

(1)	Includes shares held in escrow as follows: American Capital Strategies, Ltd., 1,228,281 shares; American Capital Equity I, LLC, 526,464 shares; D.E. Shaw Synoptic Portfolios 5, L.L.C., 418,134 shares; USRG ASA, LLC, 615,686 shares; Midwest First Financial, Inc., 75,920 shares; FDC Ethanol, LLC, 222,878 shares; Cargill Biofuels Investments, LLC, 416,038 shares; and ASAlliances Holdings, LP, 624,075 shares. The selling shareholders have the right to vote the escrowed shares and to receive all cash dividends on the escrowed shares. Stock dividends or any other securities distributed in respect of or in exchange for any of the escrowed shares, whether by way of stock dividends, stock splits or otherwise, will be issued in the name of the escrow agent and held under the Escrow Agreement.

(2)	Assumes the sale of all shares offered hereby and no other transactions regarding the common stock entered into by the selling shareholders.
(3)	The manager of American Capital Equity I, LLC is American Capital Equity Management, LLC. American Capital Equity Management, LLC and American Capital Strategies, Ltd. exercise voting and dispositive power over the shares.
(4)	The sole general partner of ASAlliances Holdings, LP is ASAH GP, LLC (“ASAH”). ASAH exercises voting and dispositive power over the shares.
(5)	Cargill Biofuels Investments, LLC is a wholly-owned subsidiary of Cargill, Incorporated (“Cargill”). Cargill and its affiliate, Cargill Commodity Services Inc., have entered into various agreements with our subsidiaries ASA Albion, LLC, ASA Bloomingburg, LLC, and ASA Linden, LLC for the procurement of grain, corn risk management, natural gas procurement and risk management, and ethanol and distillers grains marketing. For additional information, see “Recent Developments—ASA Acquisition.”
(6)	D. E. Shaw & Co., L.P., as investment adviser, has voting and investment control over the shares beneficially owned by D. E. Shaw Synoptic Portfolios 5, L.L.C. Julius Gaudio, Eric Wepsic, Maximilian Stone, Anne Dinning, and Lou Salkind, or their designees, exercise voting and investment control over the shares on D. E. Shaw & Co., L.P.’s behalf.
(7)	Roland “Ron” Fagen and Diane K. Fagen exercise voting and dispositive power over the shares held by FDC Ethanol, LLC. The table does not include shares owned by Ron Fagen, Diane Fagen, a grantor annuity trust of which Ron Fagen is the settlor, and certain affiliates of Ron and Diane Fagen, including Platte Valley Energy, LLC and Global Ethanol, Inc. The aggregate number of shares held by Ron and Diane Fagen and affiliates of Ron and Diane Fagen, including FDC Ethanol, LLC, is 13,644,879 shares. Fagen, Inc. (“Fagen”), an affiliate of FDC Ethanol, LLC, designed, engineered and constructed our existing facilities. In addition, we have entered into construction contracts or other arrangements with Fagen to design, engineer and build our planned facilities.

PLAN OF DISTRIBUTION

The selling shareholders and any of their pledges, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the New York Stock Exchange or otherwise, in the over-the-counter market or in private transactions through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. Under the terms of the Escrow Agreement, 4,127,476 shares of our common stock issued in the name of the selling shareholders are held in escrow until August 18, 2008. These sales may be at fixed prices, prevailing market prices at the time of sale, prices related to the prevailing market prices, varying prices determined at the time of sale, or negotiated prices.

The selling shareholders may use any one of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell;

•	a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	underwritten offerings;

•	broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus amending the list of selling shareholders to include the pledge, transferee or other successors-in-interest as selling shareholders under this prospectus.

We have advised the selling shareholders that the anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling shareholders and its affiliates. In addition, we will make copies of this prospectus available to the selling shareholder and have informed them of the need for delivery of copies of this prospectus to purchasers on or prior to sales of the shares offered hereby. The expenses of registering the shares under the Securities Act of 1933, including registration and filing fees, printing expenses, administrative expenses and our legal fees, are being paid by us. We have agreed to use our reasonable best efforts to keep the registration statement of which this prospectus forms a part effective until the sooner of August 17, 2009, such time as the selling shareholders have sold all of the shares of common stock held by the selling shareholders, or such time as the shares of common stock cease to be outstanding. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933, in accordance with a registration rights agreement among us and the selling shareholders. We may be indemnified by the selling shareholders against liabilities under the Securities Act that may arise from any written information furnished to us by the selling shareholders.

The selling shareholders may transfer their shares of common stock in ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer. The selling shareholders may also sell any shares of common stock that qualify for sale pursuant to Rule 144.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. The selling shareholders may indemnify any broker-dealers that participate in transactions involving the sale of the shares of common stock against certain liabilities, including liabilities that arise out of the Securities Act of 1933. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We will receive no proceeds from the sale of shares under this prospectus.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus and other legal matters concerning South Dakota corporate law will be passed upon for us by Cadwell Sanford Deibert & Garry LLP, Sioux Falls, South Dakota.

EXPERTS

The consolidated financial statements of VeraSun Energy Corporation and its subsidiaries incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, and the consolidated financial statements of US BioEnergy Corporation and its subsidiaries incorporated in this prospectus by reference from the Company’s Current Report on Form 8-K/A filed on April 11, 2008 have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein and are included in reliance upon such reports given on their authority as experts in accounting and auditing.

The consolidated financial statements of ASAlliances Biofuels, LLC and subsidiaries (a development-stage company) as of December 31, 2006 and 2005 and for the years then ended and for the period from December 21, 2004 (inception) to December 31, 2006, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditor, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). You may read and copy materials that we have filed with the SEC at the following SEC public reference room:

100 F. Street N.E.

Room 1580

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Our SEC filings are also available to the public on the SEC’s internet website at http://www.sec.gov and on our website at http://www.verasun.com. Information on our website is not incorporated into this prospectus and should not be relied upon in determining whether to make an investment in our common stock.

INFORMATION INCORPORATED BY REFERENCE

This prospectus “incorporates by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended:

•	Our Annual Report on Form 10-K for the year ended December 31, 2007 filed on March 12, 2008;

•	Our Current Reports on Form 8-K filed on January 2, 2008, March 14, 2008 and April 1, 2008 and on Form 8-K/A filed on November 2, 2007 and April 11, 2008; and

•

The description of our common stock contained in the Registration Statement on Form 8-A12B filed with the SEC on June 12, 2006, including any amendments or reports filed for the purpose of updating the description.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

VeraSun Energy Corporation

100 22nd Avenue

Brookings, SD 57006

(605) 696-7200

Attention: Secretary

You should rely only on the information incorporated by reference or presented in this prospectus. We have not authorized anyone else to provide you with different information. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page of the prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth fees and expenses payable by the registrant, other than underwriting discounts and commissions, in connection with the issuance and distribution of the securities being registered hereby. All amounts set forth below are estimates.

SEC registration fee	$5,626.77
Legal fees and expenses	$60,000	*
Accounting fees and expenses	$60,000	*
Printing fees and expenses	$12,000	*

Total	$137,626.77	*

*	Estimated.

Item 15.	Indemnification of Directors and Officers

Our Articles of Incorporation, as amended (the “Articles”), and Amended and Restated Bylaws, as amended (the “Bylaws”), require us to indemnify officers and directors to the fullest extent not prohibited by law. The right to and amount of indemnification ultimately may be subject to determination by a court that indemnification in the circumstances presented is consistent with public policy considerations and other provisions of law. Our Articles require indemnification at least to the extent that indemnification is authorized by the South Dakota Business Corporation Act (the “SDBCA”). The indemnification provisions of the SDBCA are summarized as follows:

(a)	The SDBCA permits us to indemnify an officer or director who is a party to a proceeding by reason of being an officer or director against liability incurred in the proceeding if the officer or director:

(1)	acted in good faith;

(2)	reasonably believed:

(i)	in the case of conduct in an official capacity, that the conduct was in our best interests; and

(ii)	in all other cases, that the conduct was at least not opposed to our best interests; and

(3)	in the case of any criminal proceeding, had no reasonable cause to believe the conduct was unlawful.

The termination of a proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the person did not meet the relevant standard of conduct.

(b)	The SDBCA further permits us to indemnify an officer or director against liability to any person for any action taken, or any failure to take any action, as a director or officer, except liability for:

(1)	the amount of a financial benefit received by a director to which the director is not entitled;

(2)	an intentional infliction of harm on us or our shareholders;

(3)	an unlawful distribution; or

(4)	an intentional violation of criminal law.

(c)	The SDBCA does not permit us to indemnify an officer or director:

(1)	in connection with a proceeding by or in the right of the Company, except for reasonable expenses incurred in connection with the proceeding if it is determined that the officer or director has met the relevant standard of conduct, discussed in (a) above; or

(2)	in connection with any proceeding with respect to conduct for which the officer or director was adjudged liable on the basis that the officer or director received a financial benefit to which the officer or director was not entitled, whether or not involving action in his or her official capacity.

(d)	Under the SDBCA, we may pay for or reimburse the reasonable expenses incurred in defending a proceeding in advance of the final disposition thereof if the officer or director receiving the advance furnishes:

(1)	a written affirmation of the officer’s or director’s good faith belief that he or she has met the relevant standard of conduct, and

(2)	a written undertaking to repay the advance if it is ultimately determined that person was not entitled to indemnification or did not meet the standard of conduct.

(e)	Under the SDBCA, we may not indemnify an officer or director in respect of a proceeding described in (a) or (b) above unless it is determined that indemnification is permissible because the person has met the relevant standard of conduct by any one of the following:

(1)	the board of directors, by a majority vote of all the disinterested directors, a majority of whom shall constitute a quorum for such purpose;

(2)	by a majority of the members of a committee of two or more disinterested directors that is appointed by a majority of the disinterested directors;

(3)	by special legal counsel:

(i)	selected in the manner prescribed by (1) or (2) above; or

(ii)	if there are fewer than two disinterested directors, selected by the board of directors, in which selection directors who do not qualify as disinterested directors may participate; or

(4)	by the shareholders, but shares owned by or voted under the control of a director who at the time does not qualify as a disinterested director may not be voted.

Authorization of the indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if there are fewer than two disinterested directors or if the determination is made by special legal counsel, authorization of indemnification shall be made by those entitled under subsection (3)(ii) to select special legal counsel. Indemnification can also be ordered by a court if the court determines that indemnification is fair in view of all of the relevant circumstances. Notwithstanding the foregoing, every person who has been wholly successful, on the merits or otherwise, in defense of a proceeding described in (a) or (b) above is entitled to be indemnified as a matter of right against reasonable expenses incurred in connection with the proceeding.

Our Articles also contain provisions that limit the liability of our directors for money damages to the fullest extent permitted by South Dakota law. Consequently, our directors will not be personally liable to us or our shareholders for money damages for any action taken, or the failure to take any action, as a director, except liability for:

•	the amount of a financial benefit received by a director to which the director is not entitled;

•	an intentional infliction of harm on the corporation or the shareholders;

•	an unlawful distribution; or

•	an intentional violation of criminal law.

We also have directors’ and officers’ liability insurance coverage which insures our directors and officers against specific liabilities.

Item 16.	Exhibits

2.1	Unit Purchase Agreement among VeraSun Energy Corporation, ASA OpCo Holdings, LLC, ASAlliances Biofuels, LLC and the Securityholders named therein (incorporated by reference to Exhibit 2.1 to VeraSun Energy Corporation’s current report on Form 8-K filed on July 25, 2007).

2.2	Agreement and Plan of Merger, dated as of November 29, 2007, among VeraSun Energy Corporation, Host Acquisition Corporation and US BioEnergy Corporation (incorporated by reference to Exhibit 2.1 to VeraSun Energy Corporation’s current report on Form 8-K filed on December 5, 2007).

2.3	Agreement and Plan of Merger, dated May 31, 2007, among US BioEnergy Corporation, US Bio Acquisition Sub, LLC and Millennium Ethanol, LLC. (Incorporated by reference to Annex A to Amendment No. 1 to US BioEnergy Corporation’s Registration Statement on Form S-4, filed on July 27, 2007, File No. 333-144246).

2.4	Membership Interest Purchase Agreement, dated December 5, 2007, by and between AgMotion, Inc. and US BioEnergy Corporation. (Incorporated by reference to Exhibit 2.1 to US BioEnergy Corporation’s Current Report on Form 8-K, filed on December 11, 2007, File No. 001-33203).

3.1	Articles of Incorporation, as amended, of VeraSun Energy Corporation.*

3.2	Amended and Restated Bylaws of VeraSun Energy Corporation (incorporated by reference to Exhibit 3.1 to VeraSun Energy Corporation’s current report on Form 8-K filed on May 17, 2007).

4.1	Indenture, dated as of December 21, 2005, between VeraSun Energy Corporation, as Issuer, VeraSun Aurora Corporation, VeraSun Fort Dodge, LLC, VeraSun Charles City, LLC and VeraSun Marketing, LLC, as Subsidiary Guarantors, and Wells Fargo, N.A., as Trustee.*

4.2	Registration Rights Agreement, dated as of December 21, 2005, by and among VeraSun Energy Corporation, VeraSun Aurora Corporation, VeraSun Fort Dodge, LLC, VeraSun Charles City, LLC, VeraSun Marketing LLC, Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated.*

4.3	First Supplemental Indenture, dated May 4, 2006, between VeraSun Energy Corporation, as Issuer, VeraSun Aurora Corporation, VeraSun Fort Dodge, LLC, VeraSun Charles City, LLC, VeraSun Marketing, LLC and VeraSun Welcome, LLC, as Subsidiary Guarantors, and Wells Fargo, N.A., as Trustee.*

4.4	Second Supplemental Indenture, dated August 21, 2006, between VeraSun Energy Corporation, as Issuer, VeraSun Aurora Corporation, VeraSun Fort Dodge, LLC, VeraSun Charles City, LLC, VeraSun Hartley, LLC, VeraSun Marketing, LLC, and VeraSun Welcome, LLC, as Subsidiary Guarantors, and Wells Fargo, N.A., as Trustee (incorporated by reference to Exhibit 4.5 to VeraSun Energy Corporation’s quarterly report on form 10-Q for the period ending September 30, 2006).

4.5	Third Supplemental Indenture, dated February 9, 2007, between VeraSun Energy Corporation, as Issuer, VeraSun Aurora Corporation, VeraSun Fort Dodge, LLC, VeraSun Charles City, LLC, VeraSun Hartley, LLC, VeraSun Marketing, LLC, VeraSun Welcome, LLC, VeraSun Granite City, LLC, and VeraSun Reynolds, LLC, as Subsidiary Guarantors, and Wells Fargo, N.A., as Trustee (incorporated by reference to Exhibit 4.4 to VeraSun Energy Corporation’s annual report on form 10-K for the period ending December 30, 2006).

4.6	Fourth Supplemental Indenture, dated May 17, 2007, between VeraSun Energy Corporation as Issuer, VeraSun Aurora Corporation, VeraSun Fort Dodge, LLC, VeraSun Charles City, LLC, VeraSun Hartley, LLC, VeraSun Marketing, LLC, VeraSun Welcome, LLC, VeraSun Granite City, LLC, VeraSun Reynolds, LLC, and VeraSun Biodiesel, LLC, as subsidiary Guarantors, and Wells Fargo, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to VeraSun Energy Corporation’s current report on Form 8-K filed on May 17, 2007).

4.7	Fifth Supplemental Indenture, dated December 31, 2007, between VeraSun Energy Corporation as Issuer, VeraSun Aurora Corporation, VeraSun Fort Dodge, LLC, VeraSun Charles City, LLC, VeraSun Hartley, LLC, VeraSun Marketing, LLC, VeraSun Welcome, LLC, VeraSun Granite City, LLC, VeraSun Reynolds, LLC, VeraSun Biodiesel, LLC, VeraSun Litchfield, LLC, and VeraSun Tilton, LLC, as Subsidiary Guarantors, and Wells Fargo, N.A., as Trustee. (Incorporated by reference to Exhibit 4.7 to VeraSun Energy Corporation’s Annual Report on Form 10-K filed on March 11, 2008).

4.8	Indenture, dated as of May 16, 2007, between VeraSun Energy Corporation as Issuer, VeraSun Aurora Corporation, VeraSun Fort Dodge, LLC, VeraSun Charles City, LLC, VeraSun Hartley, LLC, VeraSun Marketing, LLC, VeraSun Welcome, LLC, VeraSun Granite City, LLC, VeraSun Reynolds, LLC, and VeraSun Biodiesel, LLC, as subsidiary Guarantors, and Wells Fargo, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to VeraSun Energy Corporation’s current report on Form 8-K filed on May 17, 2007).

4.9	First Supplemental Indenture, dated December 31, 2007, between VeraSun Energy Corporation as Issuer, VeraSun Aurora Corporation, VeraSun Fort Dodge, LLC, VeraSun Charles City, LLC, VeraSun Hartley, LLC, VeraSun Marketing, LLC, VeraSun Welcome, LLC, VeraSun Granite City, LLC, VeraSun Reynolds, LLC, VeraSun Biodiesel, LLC, VeraSun Litchfield, LLC, and VeraSun Tilton, LLC, as Subsidiary Guarantors, and Wells Fargo, N.A., as Trustee. (Incorporated by reference to Exhibit 4.9 to VeraSun Energy Corporation’s Annual Report on Form 10-K filed on March 11, 2008).

4.10	Registration Rights Agreement, dated as of May 16, 2007, between VeraSun Energy Corporation, VeraSun Aurora Corporation, VeraSun Fort Dodge, LLC, VeraSun Charles City, LLC, VeraSun Hartley, LLC, VeraSun Marketing, LLC, VeraSun Welcome, LLC, VeraSun Granite City, LLC, VeraSun Reynolds, LLC, VeraSun Biodiesel, LLC, Lehman Brothers Inc., Morgan Stanley & Co. Incorporated and UBS Securities LLC (incorporated by reference to Exhibit 4.3 to VeraSun Energy Corporation’s current report on Form 8-K filed on May 17, 2007).

4.11	Registration Rights Agreement, dated as of August 17, 2007, among VeraSun Energy Corporation and the Holders of Registrable Securities named therein (incorporated by reference to Exhibit 4.9 to VeraSun Energy Corporation’s quarterly report on Form 10-Q for the period ending September 30, 2007).

4.12	Stock Transfer Restriction Agreement and Amendments to Site Acquisition Agreement, dated June 14, 2006, among the Company, American Milling, LP and the other parties named therein. (Incorporated by reference to Exhibit 10.4 to VeraSun Energy Corporation’s Current Report on Form 8-K dated June 14, 2006).

5.1	Opinion of Cadwell Sanford Deibert & Garry LLP.**

23.1	Consent of McGladrey & Pullen, LLP.

23.2	Consent of KPMG LLP.**

23.3	Consent of Cadwell Sanford Deibert & Garry LLP (included in Exhibit 5.1).**

24.1	Powers of Attorney.**

*	Incorporated by reference to VeraSun Energy Corporation’s Registration Statement on Form S-1, as amended (file number 333-132861).
**	Previously Filed.

Item 17.	Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report, pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Exchange Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirement for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brookings, State of South Dakota, on April 16, 2008.

VERASUN ENERGY CORPORATION

By:	/s/ DONALD L. ENDRES
Donald L. Endres
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on April 16, 2008 in the capacities indicated.

Signature	Title

/s/ DONALD L. ENDRES Donald L. Endres	Chief Executive Officer, President and Director (Principal Executive Officer)

/s/ DANNY C. HERRON Danny C. Herron	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ BRYAN D. MEIER Bryan D. Meier	Vice President, Finance (Principal Accounting Officer)

* D. Duane Gilliam	Director

* T. Jack Huggins III	Director

* Steven T. Kirby	Director

* Paul A. Schock	Director

Gordon W. Ommen	Director

James E. Dauwalter	Director

Jay D. Debertin	Director

Mark A. Ruelle	Director

/s/ DANNY C. HERRON Danny C. Herron	Attorney-in-fact*

EXHIBIT INDEX

2.1	Unit Purchase Agreement among VeraSun Energy Corporation, ASA OpCo Holdings, LLC, ASAlliances Biofuels, LLC and the Securityholders named therein (incorporated by reference to Exhibit 2.1 to VeraSun Energy Corporation’s current report on Form 8-K filed on July 25, 2007).

2.2	Agreement and Plan of Merger, dated as of November 29, 2007, among VeraSun Energy Corporation, Host Acquisition Corporation and US BioEnergy Corporation (incorporated by reference to Exhibit 2.1 to VeraSun Energy Corporation’s current report on Form 8-K filed on December 5, 2007).

2.3	Agreement and Plan of Merger, dated May 31, 2007, among US BioEnergy Corporation, US Bio Acquisition Sub, LLC and Millennium Ethanol, LLC. (Incorporated by reference to Annex A to Amendment No. 1 to US BioEnergy Corporation’s Registration Statement on Form S-4, filed on July 27, 2007, File No. 333-144246).

2.4	Membership Interest Purchase Agreement, dated December 5, 2007, by and between AgMotion, Inc. and US BioEnergy Corporation. (Incorporated by reference to Exhibit 2.1 to US BioEnergy Corporation’s Current Report on Form 8-K, filed on December 11, 2007, File No. 001-33203).

3.1	Articles of Incorporation, as amended, of VeraSun Energy Corporation.*

3.2	Amended and Restated Bylaws of VeraSun Energy Corporation (incorporated by reference to Exhibit 3.1 to VeraSun Energy Corporation’s current report on Form 8-K filed on May 17, 2007).

4.1	Indenture, dated as of December 21, 2005, between VeraSun Energy Corporation, as Issuer, VeraSun Aurora Corporation, VeraSun Fort Dodge, LLC, VeraSun Charles City, LLC and VeraSun Marketing, LLC, as Subsidiary Guarantors, and Wells Fargo, N.A., as Trustee.*

4.2	Registration Rights Agreement, dated as of December 21, 2005, by and among VeraSun Energy Corporation, VeraSun Aurora Corporation, VeraSun Fort Dodge, LLC, VeraSun Charles City, LLC, VeraSun Marketing LLC, Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated.*

4.3	First Supplemental Indenture, dated May 4, 2006, between VeraSun Energy Corporation, as Issuer, VeraSun Aurora Corporation, VeraSun Fort Dodge, LLC, VeraSun Charles City, LLC, VeraSun Marketing, LLC and VeraSun Welcome, LLC, as Subsidiary Guarantors, and Wells Fargo, N.A., as Trustee.*

4.4	Second Supplemental Indenture, dated August 21, 2006, between VeraSun Energy Corporation, as Issuer, VeraSun Aurora Corporation, VeraSun Fort Dodge, LLC, VeraSun Charles City, LLC, VeraSun Hartley, LLC, VeraSun Marketing, LLC, and VeraSun Welcome, LLC, as Subsidiary Guarantors, and Wells Fargo, N.A., as Trustee (incorporated by reference to Exhibit 4.5 to VeraSun Energy Corporation’s quarterly report on form 10-Q for the period ending September 30, 2006).

4.5	Third Supplemental Indenture, dated February 9, 2007, between VeraSun Energy Corporation, as Issuer, VeraSun Aurora Corporation, VeraSun Fort Dodge, LLC, VeraSun Charles City, LLC, VeraSun Hartley, LLC, VeraSun Marketing, LLC, VeraSun Welcome, LLC, VeraSun Granite City, LLC, and VeraSun Reynolds, LLC, as Subsidiary Guarantors, and Wells Fargo, N.A., as Trustee (incorporated by reference to Exhibit 4.4 to VeraSun Energy Corporation’s annual report on form 10-K for the period ending December 30, 2006).

4.6	Fourth Supplemental Indenture, dated May 17, 2007, between VeraSun Energy Corporation as Issuer, VeraSun Aurora Corporation, VeraSun Fort Dodge, LLC, VeraSun Charles City, LLC, VeraSun Hartley, LLC, VeraSun Marketing, LLC, VeraSun Welcome, LLC, VeraSun Granite City, LLC, VeraSun Reynolds, LLC, and VeraSun Biodiesel, LLC, as subsidiary Guarantors, and Wells Fargo, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to VeraSun Energy Corporation’s current report on Form 8-K filed on May 17, 2007).

4.7	Fifth Supplemental Indenture, dated December 31, 2007, between VeraSun Energy Corporation as Issuer, VeraSun Aurora Corporation, VeraSun Fort Dodge, LLC, VeraSun Charles City, LLC, VeraSun Hartley, LLC, VeraSun Marketing, LLC, VeraSun Welcome, LLC, VeraSun Granite City, LLC, VeraSun Reynolds, LLC, VeraSun Biodiesel, LLC, VeraSun Litchfield, LLC, and VeraSun Tilton, LLC, as Subsidiary Guarantors, and Wells Fargo, N.A., as Trustee. (Incorporated by reference to Exhibit 4.7 to VeraSun Energy Corporation’s Annual Report on Form 10-K filed on March 11, 2008).

4.8	Indenture, dated as of May 16, 2007, between VeraSun Energy Corporation as Issuer, VeraSun Aurora Corporation, VeraSun Fort Dodge, LLC, VeraSun Charles City, LLC, VeraSun Hartley, LLC, VeraSun Marketing, LLC, VeraSun Welcome, LLC, VeraSun Granite City, LLC, VeraSun Reynolds, LLC, and VeraSun Biodiesel, LLC, as subsidiary Guarantors, and Wells Fargo, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to VeraSun Energy Corporation’s current report on Form 8-K filed on May 17, 2007).

4.9	First Supplemental Indenture, dated December 31, 2007, between VeraSun Energy Corporation as Issuer, VeraSun Aurora Corporation, VeraSun Fort Dodge, LLC, VeraSun Charles City, LLC, VeraSun Hartley, LLC, VeraSun Marketing, LLC, VeraSun Welcome, LLC, VeraSun Granite City, LLC, VeraSun Reynolds, LLC, VeraSun Biodiesel, LLC, VeraSun Litchfield, LLC, and VeraSun Tilton, LLC, as Subsidiary Guarantors, and Wells Fargo, N.A., as Trustee. (Incorporated by reference to Exhibit 4.9 to VeraSun Energy Corporation’s Annual Report on Form 10-K filed on March 11, 2008).

4.10	Registration Rights Agreement, dated as of May 16, 2007, between VeraSun Energy Corporation, VeraSun Aurora Corporation, VeraSun Fort Dodge, LLC, VeraSun Charles City, LLC, VeraSun Hartley, LLC, VeraSun Marketing, LLC, VeraSun Welcome, LLC, VeraSun Granite City, LLC, VeraSun Reynolds, LLC, VeraSun Biodiesel, LLC, Lehman Brothers Inc., Morgan Stanley & Co. Incorporated and UBS Securities LLC (incorporated by reference to Exhibit 4.3 to VeraSun Energy Corporation’s current report on Form 8-K filed on May 17, 2007).

4.11	Registration Rights Agreement, dated as of August 17, 2007, among VeraSun Energy Corporation and the Holders of Registrable Securities named therein (incorporated by reference to Exhibit 4.9 to VeraSun Energy Corporation’s quarterly report on Form 10-Q for the period ending September 30, 2007).

4.12	Stock Transfer Restriction Agreement and Amendments to Site Acquisition Agreement, dated June 14, 2006, among the Company, American Milling, LP and the other parties named therein. (Incorporated by reference to Exhibit 10.4 to VeraSun Energy Corporation’s Current Report on Form 8-K dated June 14, 2006).

5.1	Opinion of Cadwell Sanford Deibert & Garry LLP.**

23.1	Consent of McGladrey & Pullen, LLP.

23.2	Consent of KPMG LLP.**

23.3	Consent of Cadwell Sanford Deibert & Garry LLP (included in Exhibit 5.1).**

24.1	Powers of Attorney.**

*	Incorporated by reference to VeraSun Energy Corporation’s Registration Statement on Form S-1, as amended (file number 333-132861).
**	Previously Filed.